As filed with the Securities and Exchange Commission on April 23, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KKR Alternative Corporate Opportunities Fund
(Name of Subject Company (Issuer))

KKR Alternative Corporate Opportunities Fund
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Nicole J. Macarchuk, Esq.
KKR Asset Management LLC
555 California Street
San Francisco, California 94104
(415) 315-3620

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.
Kenneth E. Young, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(212) 698-3500

CALCULATION OF FILING FEE

Transaction Valuation: $5,181,362 (a)	Amount of Filing Fee: $706.74 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

[X]       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $706.74
Form or Registration No.:  SC TO-I
Filing Party:  KKR Alternative Corporate Opportunities Fund
Date Filed:  February 25, 2013

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO (“Statement”) filed with the Securities and Exchange Commission on February 25, 2013 (“Statement Filing Date”) by KKR Alternative Corporate Opportunities Fund (the “Fund”) relating to an offer to repurchase shares of beneficial interest of the Fund (“Shares”) in an amount up to 20% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Repurchase (“Offer”) and the related Letter of Transmittal.  Copies of the Offer and the Letter of Transmittal were previously filed as Exhibits B and C, respectively, to the Statement on the Statement Filing Date.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Shareholders that desired to tender Shares were required to submit their tenders by 12:00 midnight, Eastern time, on March 25, 2013 (the “Notice Date”). Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, Eastern time, on March 25, 2013 (the “Expiration Date”).

2. No Shareholder validly tendered all or some of their respective Shares (i.e., an aggregate of $0.00 was tendered) and, as a result, no payments were made to Shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

KKR ALTERNATIVE CORPORATE OPPORTUNITIES FUND

By:	/s/ Koji E. Felton
Name: Koji E. Felton
Title: Assistant Secretary

April 23, 2013